SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 FINAL AMENDMENT

               EXCELSIOR DIRECTIONAL HEDGE FUND OF FUNDS (TI), LLC
                                (Name of Issuer)

               EXCELSIOR DIRECTIONAL HEDGE FUND OF FUNDS (TI), LLC
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                 STEVEN L. SUSS
               Excelsior Directional Hedge Fund of Funds (TI), LLC
                               225 High Ridge Road
                               Stamford, CT 06905
                                 (203) 352-4497

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
              and Communications on Behalf of the Person(s) Filing
                                   Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                  April 4, 2008
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
Transaction Valuation:   $59,000,000.00 (a)   Amount of Filing Fee: $2,318.70
-------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum repurchase price for Interests.

(b) Calculated at $39.30 per million of Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $
         Form or Registration No.:
         Filing Party:
         Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[x]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

          This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on April 4, 2008 by Excelsior Directional Hedge Fund of Funds (TI), LLC (the "Fund") in connection with an offer by the Fund to purchase up to $59,000,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on April 4, 2008.

          This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

     The following information is furnished pursuant to Rule 13e-4(c)(4):

     1. The Offer expired at 12:00 midnight, Eastern Time, on May 1, 2008.

     2. The Valuation Date of the Interests tendered pursuant to the Offer was June 30, 2008.

     3. $62,046,592 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase and paid by the Fund in accordance with the terms of the Offer.



                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         EXCELSIOR DIRECTIONAL
                                         HEDGE FUND OF FUNDS (TI), LLC

                                         By:  /s/ Steven L. Suss
                                             ------------------------------
                                             Name:  Steven L. Suss
                                             Title: Chief Financial Officer

September 10, 2008